UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 August 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

ANNOUNCEMENT FOR COMPLIANCE REASONS ONLY: NOTICE, AS REQUIRED IN
TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT, 71 OF 2008 (THE
ACT)FOR THE GRANTING OF FINANCIAL ASSISTANCE

Notice is hereby given, as required in terms of section 45(5)(a)
of the Act that the Board of directors(the Board) of the company
at a meeting held on 12 August 2013, authorised the company to
provide financial assistance to any 1 (one) or more related or
inter-related companies or corporations of the Company and/or to
any 1 (one) or more juristic persons who are members of, or are
related to, any such related or inter-related company or
corporation in terms of section 45 of the Act, pursuant to the
authority granted to the Board by shareholders at the annual
general meeting of the company, held on 30 November 2011.

The aggregate financial exposure of the Company in respect of any
financial assistance in terms of this resolution shall not exceed
R1.4 billion.

In terms of section 45(3)(b) of the Companies Act, the Board is
satisfied that:

  - immediately after providing financial assistance, the Company
    would satisfy the solvency and liquidity test as set out in
    section 4 of the Act; and

  - the terms under which the financial assistance is proposed to
    be given under the resolution are fair and reasonable to the
    Company.

For more details contact:

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

23 August 2013

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 23, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director